                                                                                       ------------------------------
                                                                                               OMB APPROVAL
                                                                                       ------------------------------
                                                                                           OMB NUMBER: 3235-0515
                                                                                       ------------------------------
                                                                                         EXPIRES: JANUARY 31, 2002
                                                                                       ------------------------------
                                                                                         ESTIMATED AVERAGE BURDEN
                                                                                         HOURS PER RESPONSE: 43.5
                                                                                       ------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            PARK-OHIO HOLDINGS CORP.
                       (Name of Subject Company (issuer))

                  PARK-OHIO HOLDINGS CORP. (OFFEROR AND ISSUER)
    (Names of Filing Persons (identifying status as offeror, issuer or other person))


           OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)

                                    700666100
                      (CUSIP Number of Class of Securities)

                                RONALD J. COZEAN
                               23000 EUCLID AVENUE
                              CLEVELAND, OHIO 44117
                                 (216) 692-7200
           (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                            Calculation of Filing Fee

--------------------------------------------------------------------------------
       Transaction valuation*                     Amount of filing fee
--------------------------------------------------------------------------------
            $14,746,435                                   $2,949
--------------------------------------------------------------------------------

* Calculated solely for the purposes of determining the filing fee. This amount assumes that options to purchase 1,083,500 shares of common stock of Park-Ohio Holdings Corp., having a weighted average exercise price of $13.61, will be tendered pursuant to this offer. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                           Amount Previously Paid:______________________

                           Form or Registration No.:____________________

                           Filing Party:________________________________

                           Date Filed:__________________________________

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]    third-party tender offer subject to Rule 14d-1.

[X]    issuer tender offer subject to Rule 13e-4.

[ ]    going-private transaction subject to Rule 13e-3.

[ ]    amendment to Schedule 13D under Rule 13d-2.


Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

ITEM 1. SUMMARY TERM SHEET.

         The Company has initiated a program whereby the Company is offering to all holders of Company stock options the opportunity to tender their existing Company stock options and to receive new stock options carrying an option price no less than the market price of the Company's common stock at the time of the grant of the new options.

What is the offer?

         The Company is offering to accept for cancellation all currently outstanding stock options. In return, the Company will grant to those individuals who accept the Company's offer new stock options carrying an option price no less than the then current market price of the Company's common stock at the time of such grant. (See the Offer to Acquire All Outstanding Stock Options For New Stock Options, dated April 20, 2001 (the "Offer"), a copy of which accompanies this Tender Offer Statement in the form of Schedule TO.)

Why is the Company making this offer?

         Unfortunately, like many stock option programs throughout the country, the Company's outstanding stock options are not achieving the purpose for which they were intended because they carry option prices that are significantly higher than the current market price for the Company's common stock, effectively causing them to have little or no real value. The Company believes this offer will allow it to adequately compensate directors and employees for the substantial contributions they have made to the Company and to motivate them to maximize shareholder value.

To whom is the offer being made?

         The Offer is being made to all individuals who currently hold outstanding options to acquire shares of the Company's common stock (see the information provided in the Offer).

What will happen to my old options?

         As soon as practicable after the offer expires, the Company will cause your old options that are tendered in connection with this offer to be cancelled. (See the information provided in the Offer under the subheading "Cancellation of Old Options") If you do not tender any options, your old options will remain in place with no changes.

When will my new options be granted?

         Your new options will be granted as soon as practicable after the passage of six months from the date on which your old options are cancelled. This delay is required to insure that the Company will be able to take advantage of favorable accounting treatment.

         As a result of this delay, you will be subject to the risk that the market price of the Company's common stock at the time of the grant of your new options will have risen to a point in excess of the option price associated with your old options. (See the information provided in the Offer under the subheadings "Grant of New Options" and "Accounting Treatment.")

         PLEASE NOTE THAT YOU WILL BE GRANTED NEW OPTIONS ONLY IF THE CONDITIONS TO THE OFFER DESCRIBED BELOW ARE SATISFIED. (See the information provided in the Offer under the subheading "Conditions to Offer.")

How many new options will I receive?

         New options will be granted on a one for one basis for each old option tendered for cancellation. NO NEW OPTIONS WILL BE GRANTED IF THE CONDITIONS TO THE OFFER DESCRIBED BELOW ARE NOT SATISFIED. (See the information provided in the Offer under the subheading "Conditions to Offer.")

What will be the terms and conditions of my new options?

         Your new options will be granted under the Company's 1998 Long-Term Incentive Plan (the "1998 Plan"). (See the description of the 1998 Plan attached to the Offer as EXHIBIT A.) The Company's Compensation Committee will determine at the time of the grant of the new options the terms and conditions of the new options, consistent with the terms of the 1998 Plan, including the vesting period associated with such options.

Are there any conditions to the offer?

         The Company's shareholders are being asked to amend the 1998 Plan at the Company's 2001 annual meeting of shareholders to increase the number of shares available for award under the plan in order to have enough shares available to cover the new options to be granted in return for the old options tendered pursuant to this offer. The offer is subject to the shareholders approving such amendment. (See the information provided in the Offer under the subheading "Conditions to Offer.")

         In addition, an offeree must remain an employee or director of the Company throughout the period prior to the date on which the new options are granted. In the event an offeree's employment or his or her directorship is terminated prior to the date on which the new options are granted, that offeree will lose his or her right to receive a grant of new options and will receive nothing in return for the options tendered by him or her.

What happens if the shareholders fail to amend the 1998 Plan?

         If the shareholders fail to amend the 1998 Plan to increase the number of shares available for award under the plan, then there will not be enough shares available for award under the 1998 Plan to carry out the offer as proposed, in which case no new options will be granted and those offerees who tendered options will receive nothing in return for the options tendered by them. (See the information provided in the Offer under the subheading "Conditions to Offer")

Will I have to pay taxes if I participate in the offer?

         The Company believes that you will not be required under current law to recognize income for federal income tax purposes if you participate in the offer. Both the tender of your old options and the grant of your new options should not require you to recognize income for federal income tax purposes. The Company recommends that you consult with your own tax advisor to determine the tax consequences of tendering options pursuant to the offer.

What is the procedure for accepting the offer?

         The offer may be accepted by completing the letter of transmittal that accompanies the offer and delivering it to the Company at the specified address. The completed letter of transmittal must indicate the number of options that are being tendered for cancellation and must be signed by the offeree. (See the information provided in the Offer under the subheading "Procedure for Tendering Options")

Can I withdraw my tender?

         A tender may be withdrawn at any time prior to 5:00 p.m., Eastern Time, May 18, 2001, by delivering to the Company a written notice of withdrawal. The written notice must state the number of tendered old options that are being withdrawn and an affirmative statement that those old options are being withdrawn. (See the information provided in the Offer under the subheading "Withdrawal Rights")

ITEM 2. SUBJECT COMPANY INFORMATION.

         (a) Name and address. The subject company and issuer of the securities subject to the issuer tender offer is Park-Ohio Holdings Corp., an Ohio corporation (the "Company"). The address of the Company's principal executive offices is 23000 Euclid Avenue, Cleveland, Ohio 44117. The telephone number is
(216) 692-7200.

         (b) Securities. This Tender Offer Statement on Schedule TO relates to an offer by the Company to cancel all outstanding options to purchase shares of the Company's common stock, par value $1.00 per share, for receipt of new options to purchase shares of the Company's common stock, par value $1.00 per share, carrying an option price no less than the then current market price of the Company's common stock at the time of the grant on the terms and conditions set forth in the Offer. As of April 9, 2001, there were 1,083,500 outstanding options to purchase shares of the Company's common stock. As of April 9, 2001, there were 10,496,191 shares of the Company's common stock outstanding.

         (c) Trading market and price. The Company's common stock trades on The NASDAQ Stock Market(R) under the symbol PKOH. The following table presents the high and low sales prices for the Company's common stock for each quarter during the past two years.

                                              2000                                           1999
                                              ----                                           ----
        Quarter                   High                    Low                    High                    Low
        -------                   ----                    ---                    ----                    ---
          1st                    $11.25                  $6.63                  $17.13                 $13.25
          2nd                     10.75                   7.94                   17.63                  12.63
          3rd                     10.88                   7.38                   18.50                  12.44
          4th                     8.75                    3.75                   12.50                  9.00

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

         (a) Name and address. The Company is also the filing person. The information set forth under Item 2(a) above is incorporated herein by reference.


ITEM 4. TERMS OF THE TRANSACTION.

         (a) Material Terms. The information set forth under the heading "The Offer" in the Offer is incorporated herein by reference.

         (b) Purchases. The information set forth under the heading "The Offer" in the Offer is incorporated herein by reference.


ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         (e) Agreements involving the subject company's securities. The Company currently maintains various incentive compensation plans including the:

- Amended and Restated 1992 Stock Option Plan (the description of this plan attached to the Offer as EXHIBIT A is incorporated herein by reference);
- Non-Statutory Stock Option Agreement between the Company and Edward Crawford (the description of this plan attached to the Offer as EXHIBIT B is incorporated herein by reference);
- 1996 Non-Employee Director Stock Option Plan (the description of this plan attached to the Offer as EXHIBIT C is incorporated herein by reference); and
- 1998 Long-Term Incentive Plan (the description of this plan attached to the Offer as EXHIBIT D is incorporated herein by reference).

Other than the incentive compensation plans listed above, the Company is not a party to, nor to the best of the Company's knowledge is any executive officer or director of the Company or any person under the control of the Company or any person controlling the Company a party to, any agreement, arrangement or understanding with respect to any securities of the Company.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         (a) Purposes. The purpose of the offer is to allow the Company to adequately compensate directors and employees for the substantial contributions they have made to the Company and to motivate them to maximize shareholder value. The information set forth under the subheading "Purposes of the Offer" in the Offer is incorporated herein by reference.

         (b) Use of securities acquired. The Company stock options turned in by those employees who wish to accept the offer will be cancelled by the Company. The information set forth under the subheading "Cancellation of Old Options" in the Offer is incorporated herein by reference.

         (c) Plans. None


ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a) Source of funds. The existing Company stock options shall be exchanged for new Company stock options granted under the Company's 1998 Plan, subject to the terms and conditions of such plan (see the description of the 1998 Plan attached to the Offer as EXHIBIT D). The Company's Compensation Committee will determine at the time of the grant of the new options the terms and conditions of the new options, consistent with the terms of the 1998 Plan, including the vesting period associated with such options. The information set forth under the subheading "Grant of New Options" in the Offer is incorporated herein by reference.

         (b) Conditions. The Company's shareholders will be asked to amend the 1998 Plan at the Company's 2001 annual meeting of shareholders to increase the number of shares available for award under the Plan in order to have enough shares available to cover the new options to be granted in return for the old options tendered pursuant to this offer. In the event the shareholders fail to amend the 1998 Plan to increase the number of shares available for award under the plan, then there will not be enough shares available for award under the 1998 Plan to carry out the offer as proposed, in which case no new options will be granted and those offerees who tendered options will receive nothing in return for the options tendered by them.

         In addition, an offeree must remain an employee or director of the Company throughout the period prior to the date on which the new options are granted. In the event an offeree's employment or his or her directorship is terminated prior to the date on which the new options are granted, that offeree will lose his or her right to receive a grant of new options and will receive nothing in return for the options tendered by him or her. The information set forth under the subheading "Conditions to Offer" in the Offer is incorporated herein by reference.

         (d) Borrowed Funds.  Not applicable.


ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a) Securities ownership. Following is a list of the executive officers and directors of the Company:

Ronald J. Cozean, Secretary and General Counsel
Edward F. Crawford, Chief Executive Officer and Chairman of the Board, President and Director
Matthew V. Crawford, Assistant Secretary, Corporate Counsel and Director

Richard P. Elliot, Vice President and Chief Financial Officer
Patrick W. Fogarty, Director of Corporate Development
Kevin R. Greene, Director
Lewis E. Hatch, Jr., Director
Thomas E. McGinty, Director
Lawrence O. Selhorst, Director
Felix J. Tarorick, Vice President of Operations, Vice Chairman and Director James W. Wert, Director

         As of April 9, 2001, these individuals beneficially owned as a group outstanding options to purchase a total of 832,000 shares of Company common stock, which represented approximately 76.8% of the shares subject to all outstanding options as of that date. All of these options to purchase shares of Company common stock are eligible to be tendered in the offer.

         (b) Securities transactions. Based upon Company records and upon information provided to the Company by the Company's executive officers and directors, none of (i) the Company, (ii) the Company's subsidiaries, or (iii) to the best of the Company's knowledge, the Company's executive officers or directors, has effected any transactions in the Company's common stock or in options to purchase any shares of the Company's common stock during the last 60 days.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

         (a)      Solicitations or recommendations.  None

ITEM 10. FINANCIAL STATEMENTS.

         (a) Financial information. The audited financial statements of the Company set forth in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2000 are incorporated herein by reference.

         (b)      Pro forma information.  Not applicable.


ITEM 11. ADDITIONAL INFORMATION.

         (a)      Agreements, regulatory requirements and legal proceedings.

                  (1)      None.

                  (2)      None.

                  (3)      None.

                  (4)      None.

                  (5)      None.

         (b)      Other material information.  None.


ITEM 12. EXHIBITS.

Exhibit (a)(1)             Offer To Acquire All Outstanding Stock Options For
                           New Stock Options, dated April 20, 2001

Exhibit (a)(2)             Form of Letter to Offerees, dated April 20, 2001

Exhibit (a)(3)             Form of Letter of Transmittal, dated April 20, 2001

Exhibit (a)(4)             Park-Ohio Holdings Corp. Annual Report on Form
                           10-K for its fiscal year ended December 31, 2000
                           (filed with the Securities and Exchange Commission on March 30, 2001 and incorporated by reference and made a part hereof)

Exhibit (b)                Not applicable

Exhibit (d)(1)             Park-Ohio Industries, Inc. Amended and Restated 1992
                           Stock Option Plan (filed as Exhibit A to Schedule 14A of Park-Ohio Industries, Inc., filed on May 12, 1995,
                           SEC File No. 000-03134 and incorporated by reference and made a part hereof)

Exhibit (d)(2)             Non-Statutory Stock Option Agreement, dated  February
                           22, 1996, between Park-Ohio Industries, Inc. and
                           Edward F. Crawford (filed as Appendix A to the
                           Definitive Proxy Statement of Park-Ohio Industries,
                           Inc., filed on April 16, 1996, SEC File No. 000-03134 and incorporated by reference and made a part hereof)

Exhibit (d)(3)             1996 Non-employee Director Stock Option Plan (filed
                           as Appendix B to the Definitive Proxy Statement of
                           Park-Ohio Industries, Inc., filed on April 16, 1996,
                           SEC File No. 000-03134 and incorporated by reference and made a part hereof)

Exhibit (d)(4)             1998 Long-Term Incentive Plan (filed as Appendix E to
                           the Definitive Proxy Statement of Park-Ohio
                           Industries, Inc., filed on April 24, 1998, SEC No.
                           000-03134 and incorporated by reference and made a part hereof)

Exhibit (g)                Not applicable

Exhibit (h)                Not applicable

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             PARK-OHIO HOLDINGS CORP.



                                             By: /s/ Ronald J. Cozean
                                                 -------------------------------
                                                 Ronald J. Cozean, Secretary

Dated:  April 20, 2001

                                  EXHIBIT INDEX

       EXHIBIT NUMBER                                               DESCRIPTION
       --------------                                               -----------

(a)(1) Offer To Acquire All Outstanding Stock Options For New Stock Options, dated April 20, 2001

(a)(2)                         Form of Letter to Offerees, dated April 20, 2001

(a)(3)                         Form of Letter of Transmittal, dated April 20,
                               2001

(a)(4) Park-Ohio Holdings Corp. Annual Report on Form 10-K for its fiscal year ended December 31, 2000 (filed with the Securities and Exchange Commission on March 30, 2001 and incorporated by reference and made a part hereof)

(d)(1) Park-Ohio Industries, Inc. Amended and Restated 1992 Stock Option Plan (filed as Exhibit A to
                               Schedule 14A of Park-Ohio Industries, Inc., filed on May 12, 1995, SEC File No. 000-03134 and incorporated by reference and made a part hereof)

(d)(2) Non-Statutory Stock Option Agreement, dated February 22, 1996, between Park-Ohio Industries, Inc. and Edward F. Crawford (filed as Appendix A to the Definitive Proxy Statement of Park-Ohio Industries, Inc., filed on April 16, 1996, SEC File No. 000-03134 and incorporated by reference and made a part hereof)

(d)(3) 1996 Non-employee Director Stock Option Plan (filed as Appendix B to the Definitive Proxy Statement of Park-Ohio Industries, Inc., filed on April 16, 1996, SEC File No. 000-03134 and incorporated by reference and made a part hereof)

(d)(4) 1998 Long-Term Incentive Plan (filed as Appendix E to the Definitive Proxy Statement of Park-Ohio Industries, Inc., filed on April 24, 1998, SEC No. 000-03134 and incorporated by reference and made a part hereof)